UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.1)

Collectors Universe, INC.

(Name of Subject Company)

Collectors Universe, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

19421R200

(CUSIP Number of Class of Securities)

Joseph J. Orlando

President and Chief Executive Officer

Collectors Universe, Inc.

1610 E. Saint Andrew Place

Santa Ana, CA 92705

(949) 567-1234

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert F. Kornegay

Robert T. Ishii

David J. Berger

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, CA 92130-3002

(858) 350-2300

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 1 (which we refer to as this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on December 17, 2020, by Collectors Universe, Inc., a Delaware corporation (which we refer to as “Collectors Universe”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the cash tender offer (which we refer to as the “Offer”) by Cards Parent LP, a Delaware limited partnership (which we refer to as “Parent”) and Cards Acquisition Inc., a Delaware corporation, an indirect wholly owned subsidiary of Parent (which we refer to as “Purchaser”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Collectors Universe. The tender offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on December 17, 2020, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (which we refer to, as it may be amended or supplemented from time to time, as the “Offer to Purchase”) and the related letter of transmittal (which we refer to, as it may be amended or supplemented from time to time, as the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Collectors Universe.

Capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 1, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.

Item 8. Additional Information

The section of Item 8 of the Schedule 14D-9 captioned “Regulatory Approvals” is amended and supplemented by adding the following sentence to the end of the second paragraph of such section:

“On December 23, 2020, the FTC and the Antitrust Division granted early termination of the initial waiting period.”

Item 8 of the Schedule 14D-9 is also amended and supplemented by adding the following section before the caption “Appraisal Rights”:

“Legal Proceedings

On December 23 and 24, 2020, four lawsuits were filed by purported stockholders of Collectors Universe regarding the Offer and the Merger. The four lawsuits are captioned Hicks v. Collectors Universe, Inc., et al., Case No. 1:20-cv-10863 (S.D.N.Y.) (filed Dec. 23, 2020); Stefano v. Collectors Universe, Inc., Case No. 1:20-cv-10872 (S.D.N.Y.) (filed Dec. 23, 2020); Stein v. Collectors Universe, Inc., et al., Case No. 8:20-cv-02418 (C.D. Cal.) (filed Dec. 23, 2020); and Palkon v. Collectors Universe, Inc., et al., Case No. 2:20-cv-06487 (E.D. Pa.) (filed Dec. 24, 2020) (which we refer to collectively as the “Complaints”). Each of the Complaints names as defendants Collectors Universe and the members of the Collectors Universe Board, and the Stefano Complaint also names Parent and Purchaser as defendants. The Complaints generally allege violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder, and the Hicks Complaint also asserts a common law claim for breach of fiduciary duty against the members of the Collectors Universe Board. Additional lawsuits may be filed against Collectors Universe, the Collectors Universe Board, Parent and/or Purchaser in connection with the Offer, the Merger, the Schedule TO and/or the Schedule 14D-9.

The Complaints generally allege that the Schedule 14D-9 (as filed with the SEC on December 17, 2020) contains materially incomplete and misleading information concerning: (1) Collectors Universe’s financial projections; (2) the fairness opinion and financial analyses performed by Houlihan Lokey; and (3) the background and process leading up to the Merger, including the settlement agreement we entered into with Alta Fox on September 29, 2020, and Deborah A. Farrington’s recusal from deliberations of the Collectors Universe Board in connection with approving the Transactions. The Stefano and Palkon Complaints also allege that the Schedule 14D-9 contains materially incomplete and misleading information regarding (1) Houlihan Lokey’s compensation and potential conflicts of interest, and (2) whether Collectors Universe entered into any confidentiality agreements that contained standstill and/or “don’t ask, don’t waive” provisions.

The Complaints seek, among other things, (1) to enjoin the defendants from proceeding with the Offer or the Merger; (2) to cause the defendants to disseminate revised disclosures; (3) to rescind the Merger or recover damages in the event that the Merger is consummated; (4) a declaration that the respective defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder; and (5) an award of costs of bringing the lawsuits, including reasonable attorneys’ and experts’ fees and expenses, in addition to the other relief. We believe the Complaints are without merit and intend to vigorously defend against the Complaints.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLLECTORS UNIVERSE, INC.

	By:	/s/ Joseph J. Wallace
Joseph J. Wallace
Senior Vice President and Chief Financial Officer
Date: December 28, 2020